Filed pursuant to Rule 433

Registration Statement No. 333-238553

October 28, 2021

Rio Tinto Finance (USA) Limited

Pricing Term Sheet

October 28, 2021

Fixed Rate Notes
Issuer:	Rio Tinto Finance (USA) Limited
Guarantors:	Rio Tinto plc and Rio Tinto Limited
Principal Amount:	$1,250,000,000
Maturity:	November 2, 2051
Coupon:	2.750% per annum
Price to Public:	98.909%
Underwriting Discount and Commissions:	0.875%
Yield to maturity:	2.804%
Spread to Benchmark Treasury:	T+85 bps
Benchmark Treasury:	2.375% UST due May 15, 2051
Benchmark Treasury Price and Yield:	109-13+, 1.954%
Interest Payment Dates:	Semi-annually in arrears on May 2 and November 2 of each year, commencing on May 2, 2022.
Record Dates:	The close of business on the fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.
Optional Redemption:

A redemption price equal to (i) if redemption occurs prior to May 2, 2051, the greater of (x) 100% of the principal amount of the notes to be redeemed and (y) as certified to the trustee by the Issuer or the Guarantors, the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus a spread of 15 basis points or (ii) if redemption occurs on or after May 2, 2051, 100% of the principal amount of the notes to be redeemed, together, in each case with accrued interest on the principal amount of the notes to be redeemed to the date of redemption.

Settlement:	T+3; November 2, 2021
CUSIP / ISIN:	767201 AT3/US767201AT32
Expected Issue Ratings(1):	A2 (Moody’s) / A (S&P)
Joint Book Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc.
Joint Bookrunners:	Credit Suisse Securities (USA) LLC Santander Investment Securities Inc.

SMBC Nikko Securities America Inc. TD Securities (USA) LLC
Co-managers:	China Construction Bank (Europe) S.A. CIBC World Markets Corp. ICBC Standard Bank Plc Natixis Securities Americas LLC Scotia Capital (USA) Inc. Standard Chartered Bank Westpac Banking Corporation

It is expected that delivery of the Notes will be made against payment therefor on or about November 2, 2021, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the securities initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

No PRIIPs/UK PRIIPs key information document has been prepared as the Notes are not available to retail investors in the EEA and the United Kingdom. This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

1                 A rating is not a recommendation to buy, sell or hold the securities, and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.